China Petroleum & Chemical Corporation

22 Chaoyangmen North Street

Chaoyang District, Beijing, 100728

The People’s Republic of China

November 18, 2022

VIA EDGAR

Ms. Jennifer O'Brien, Staff Accountant

Ms. Kimberly Calder, Assistant Chief Accountant

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: China Petroleum & Chemical Corporation

Form 20-F for Fiscal Year Ended December 31, 2020 (“2020 Form 20-F”)

Form 20-F for Fiscal Year Ended December 31, 2021 (“2021 Form 20-F”)

Response Dated July 28, 2022

Dear Ms. O'Brien and Ms. Calder:

China Petroleum & Chemical Corporation (the “Company”) has received the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”), dated October 31, 2022 (the “Staff Comment Letter”), relating to the Company’s 2020 Form 20-F and 2021 Form 20-F, which were filed with the SEC on April 20, 2021 and April 28, 2022, respectively, as well as the Company’s response to the Staff’s earlier comment letter relating to the 2020 Form 20-F and 2021 Form 20-F, dated July 28, 2022.

The Company notes that the Staff has requested that the Company respond to the Staff Comment Letter within ten business days from the date thereof or inform the Staff as to when the Company will provide a response thereto. Based on the Company‘s preliminary review of the Staff Comment Letter, the Company believes it would need more time to gather information and prepare the responses.

The Company would like to respectfully request the Staff to allow more time for it to consider and respond to the Staff Comment Letter and hopes that it will be able to provide responses by December 2, 2022, and would be grateful if the Staff could accommodate the Company in this regard.

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Thank you for your consideration of our request for an extension. Please contact Alpine Wu, at (832) 834-2431 or alpinewu@sinopec.com if you have any questions. Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Vice President and Secretary to the Board of Directors

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